August 6, 2024

Christopher Sullivan
Chief Financial Officer
Avalo Therapeutics, Inc.
540 Gaither Road, Suite 400
Rockville, MD 20850

       Re: Avalo Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2024 File No. 001-37590
Dear Christopher Sullivan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Andrew Gibbons